UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS PRESS RELEASE No. RI031

Grupo Televisa Increases Stake in TVI to 100%

Mexico City, March 4, 2016 – Grupo Televisa, S.A.B. ("Televisa"; NYSE:TV; BMV:TLEVISA CPO) and Grupo Multimedios announced today that Televisa has acquired 50% of the equity interest of Televisión Internacional, S.A. de C.V. and its subsidiaries ("TVI"), and now owns 100% of the equity interest of TVI.
The transaction amounted to Ps.6,750 million pesos, including the assumption by Televisa of liabilities for Ps.5,492 million pesos and its acquisition of shares in the amount of Ps.1,258 million pesos. Until such transaction is formalized, Grupo Multimedios will participate as a shareholder of Corporativo Vasco de Quiroga, S.A. de C.V. ("CVQ"), a subsidiary of Televisa.
This transaction shall be in compliance with the guidelines and timetable established in the authorization by the Instituto Federal de Telecomunicaciones.
TVI is a telecommunications company that provides cable television, internet access, telephony services and bidirectional data transmission in the northeast of Mexico. TVI's main market is Monterrey, Mexico's third largest city, one of the largest industrial centers, and the number one city in per-capita income.
With the acquisition of 100% of the equity interest of TVI, Televisa will better be able to exploit efficiencies and economies of scale among its five cable operations throughout Mexico and continue expanding Izzi's double and triple play offerings.
With Izzi's disruptive offer, Televisa has been able to introduce affordable video, voice and data services to Mexican households and businesses, allowing Televisa to expand its pace of growth dramatically. During 2015, Televisa's cable operations achieved an organic growth in video, voice and data services of 6.3%, 46.6% and 25.4%, respectively.
About Grupo Televisa

Televisa is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It operates four broadcast channels in Mexico City, produces and distributes 26 pay-TV brands for distribution in Mexico and the rest of the world, and exports its programs and formats to the U.S. through Univision Communications Inc. ("Univision") and to other television networks in over 50 countries. Televisa is also an active participant in Mexico's telecommunications industry. It has a majority interest in Sky, a leading direct-to-home satellite television system operating in Mexico, the Dominican Republic and Central America. Televisa also participates in Mexico's telecommunications industry in many regions of the country where it offers video, voice and broadband services. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal Internet portal and gaming. In the United States, Televisa has equity and warrants which upon its exercise and subject to any necessary approval from the Federal Communications Commission ("FCC") in the United States, would represent approximately 36% on a fully diluted, as-converted basis of the equity capital in Univision Holdings Inc. (f/k/a Broadcasting Media Partners, Inc.), the controlling company of Univision, the leading media company serving the United States Hispanic market.
Disclaimer
This press release contains forward-looking statements based on the current expectations of Grupo Televisa, S.A.B.  Actual future events or results could differ materially from these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Grupo Televisa, S.A.B. undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Eduardo Nestel / Tel: (52 55) 5261 2438 / enestel@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / rmoctezumag@televisa.com.mx

www.televisair.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: March 7, 2016	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel